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                                            Registration Statement No. 333-78319
                                                      Rule 424(b)(3)


                                 FiberChem, Inc.

Supplement dated January 7, 2000 to Prospectus dated May 20, 1999

     On January 7, 2000, Fiberchem, Inc. announced audited results for its fiscal year ended September 30, 1999. FiberChem reported revenues of $1,957,110 compared with revenues of $1,317,600 for the previous 1998 fiscal year, an increase of 49%. Operating expenses for the year were $2,649,776 compared with $2,790,213 for fiscal 1998. FiberChem reported a net loss of $2,221,742 ($0.07 per share) compared with a net loss of $2,392,225 ($0.09 per share) for fiscal 1998. Gross profit was 50% of sales for fiscal 1999 compared with 53% of sales for fiscal 1998.

     On December 6, 1999, FiberChem entered into an Arrangement Agreement with Intrex Data Communications Corp., a British Columbia company for a business combination of the two companies. The agreement provides that all of Intrex's outstanding common shares will be exchanged for 62,904,152 FiberChem common shares, representing the number of FiberChem common shares and certain equivalents outstanding on November 9, 1999, so that the shareholders of each company will have an approximately equal interest in the combined enterprise. Upon completion of the transaction, FiberChem is to be renamed DecisionLink, Incorporated and will continue to be traded on the electronic over-the-counter bulletin board.

     The completion of the transaction is subject to the satisfaction or waiver of certain conditions, including, among others:

     - the approval of the arrangement by Intrex common shareholders and the Supreme Court of British Columbia,

     - the accuracy of representations and warranties and other usual closing conditions and

     - $5,000,000 in new financing proceeds being available to FiberChem immediately following the combination on terms and conditions satisfactory to FiberChem and Intrex.

     The Arrangement Agreement also provides that certain outstanding Intrex warrants and convertible securities will be exchanged for similar FiberChem securities on the basis of the common share exchange ratio for the transaction. Under the agreement, Intrex shareholders will have the option initially to exchange their Intrex voting common shares for a combination of non-voting Intrex shares and special non-participating voting FiberChem shares shareholders who elect to receive non-participating voting shares can later exchange them for the number of FiberChem common shares the holder was initially entitled to receive. On or after December 6, 2009, holders of non-participating voting shares can be required to make the exchange.

     Intrex is a private company which provides proprietary Internet and communications


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technology for communicating data to or from remote or mobile assets on a real time basis using wireless, satellite and cellular data systems. Data is routed through Intrex's global data network which acts as a data gateway and applications service provider allowing customers to monitor and control remote or mobile assets such as gas wells, pipelines, compressors, storage tanks, offshore platforms, or service vehicles directly from a desktop PC.

     Intrex is a licensed reseller of the Orbcomm Global LP low earth orbit or LEO satellite data and messaging communications services. Orbcomm is a partnership owned by Orbital Sciences Corporation and Teleglobe, Inc. of Canada. Intrex also has communications agreements that provide satellite servicesthrough Norcom, Inc. as well as digital cellular services.

     FiberChem will continue to pursue its existing aboveground storage tank, offshore and sensor markets and intends, upon completion of the transaction, to incorporate Intrex 's technology where appropriate. FiberChem also intends to pursue new business in Intrex markets that can incorporate FiberChem technology.